HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
September 3, 2009
Mr. Tom Kluck, Legal Branch Chief
Ms. Stacie Gorman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3010
Washington, D.C. 20549-6010
VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2008, filed February 23, 2009
Schedule 14A, filed April 1, 2009
File No. 001-11852
Dear Mr. Kluck and Ms. Gorman:
     This letter is offered in response to the letter, dated August 21, 2009, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filings. The Company’s response follows:
Comment No. 1: “Please tell us the occupancy rate expressed as a percentage and the average annual rent per square foot for your holdings, on a portfolio basis, and compare such rates with last year’s rates. Such disclosure should be included in future filings. Please tell us how you intend to comply.”
Response: The Company has not previously included occupancy rates or average annual rent information in its Form 10-K filings because we do not believe these disclosures are required by the Form 10-K rules. However, we understand from our telephone conversation with you on September 1, 2009, that the Staff now generally deems such information for a real estate company to be material and relevant to an investor. Because of the geographic diversity specific to the Company’s portfolio and the resulting rental market variation, the Company continues to believe such diclosure of the average annual rent information would not be relevant to an investor and such information will not be disclosed. We understand that you do not object to our conclusion concerning disclosure of average annual rent information. Pursuant to your request, the Company will include in future Form 10-K filings a schedule of occupancy by facility type, as shown in the table below, as of the current and prior year balance sheet dates.

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

	Occupancy (1)
	2008	2007

Medical office buildings	89%	90%
Physician clinics	97%	96%
Ambulatory Care/Surgery centers	89%	89%
Specialty outpatient	89%	100%
Specialty inpatient	100%	100%
Other	93%	90%

(1)	Occupancy represents the percentage of total rentable square feet leased (including month-to-month and holdover leases) as of December 31, 2008 and 2007. Occupancy excludes properties included in discontinued operations and properties in lease-up that were placed in service within 24 months of each period end. Properties under a property operating or master lease agreement are included at 100% occupancy.
Comment No. 2: “Please tell us why you have not included a schedule of lease expirations for the next 10 years for the investments, on an aggregate or portfolio basis. Alternatively, please include this disclosure in future filings and tell us how you intend to comply.”
Response: The Company has not included a 10-year lease expiration schedule in its previously filed Form 10-K because there is no specific requirement for such disclosure included in the Form 10-K rules. Because of the large number of small, short-term leases, spread among a diverse tenant base, a 10-year lease expiration table for the Company will always be weighted heavily towards the first five years, therefore, management does not believe a 10-year lease expiration schedule is material to an understanding of the Company’s business. We understand from our telephone conversation with you on September 1, 2009, that the Staff now requests that such disclosures be included in Form 10-Ks filed by real estate companies. Therefore, as shown in the table below, the Company will include in future Form 10-K filings a 10-year lease expiration table as shown below (information as of December 31, 2008):

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
Lease Maturity Schedule (1):

	Annualized			Average
	Minimum	Number of	Percentage of	Square Feet
	Rents(2)	Leases	Revenues	Per Lease

2009	$41,477	457	20.8%	4,235
2010	22,017	257	11.0%	3,943
2011	22,361	220	11.2%	4,243
2012	22,316	179	11.2%	5,407
2013	28,454	153	14.3%	7,705
2014	12,177	67	6.1%	8,181
2015	5,992	42	3.0%	7,667
2016	7,911	22	4.0%	13,392
2017	12,305	31	6.2%	20,706
2018	8,121	64	4.1%	6,974
Thereafter	16,123	51	8.1%	14,245

Total	199,254	1,543	100.0%

(1)	Excludes assets held for sale.

(2)	Represents the annualized minimum rents on leases in place, excluding the impact of renewals, future step-ups in rent, sponsor support payments under property operating agreements, and straight-line rent.
Comment No. 3: “We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in you peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.”
Response: As described in the Company’s proxy statement on pages 14-15, the compensation committee reviews peer compensation once every three years. At the time that the review was completed in 2006, the Compensation Committee set annual base compensation for its executive officers at the median level, with a tenure-based adjustment for each executive officer. The tenure adjustment was calculated as 1/20th of the difference between the peer group median total cash compensation and the 75th percentile total cash compensation for each year of the officer’s service to the Company. Each executive officer’s annual base compensation that was set based on the 2006 peer review included both a cash and restricted stock component with 8-year cliff vesting. Each executive’s annual base compensation for 2008 and 2009, following the 2006 peer review adjustment in 2007 was increased by a simple cost of living adjustment. The tenure adjustment theoretically had the effect of putting each executive officer’s annual base compensation, including both cash and stock, between the 50th and 75th percentile of the peer group immediately following the 2006 peer review. As discussed on page 16 of Schedule 14A, approximately half of the increase in each executive officer’s annual base compensation for the three-year period, based on the 2006 peer review, was paid in the form of restricted stock having an eight-year cliff vesting schedule. As a result of this long-term form of payment of a portion of annual base compensation, each executive officer’s annual cash compensation as compared to the peer group for 2007, 2008 and 2009 may have trailed the peer group cash median determined in 2006 (based on proxy data reporting 2005 executive compensation). The Company, however, does not monitor how the executives’ compensation compares to the median of its peers during the interim period between three-year peer review studies and is unable to disclose whether any component of executive compensation paid in 2008 was above or below the median of those in the peer group. Consistent with the policies stated on page 13 of Schedule 14A, the compensation committee targets this range of annual base compensation as one component of a competitive total compensation structure, which is intended to attract and retain experienced executive officers, and motivate them to contribute to the Company’s success. The next three-year peer review will be completed in late 2009 and will be used as a guide to set the executive officers’ annual base compensation for the years 2010 through 2012.

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
Comment No. 4: “We note that your Chief Operating Officer retired in November 2008. It does not appear that you included disclosure regarding his compensation in the table. Please refer to Item 402(a)(3)(iv) of Regulation S-K. Please advise.”
Response: As disclosed in the Company’s Form 10-K for the year ended December 31, 2007, filed February 25, 2008, and in Schedule 14A, filed April 2, 2008, the Company’s former Chief Operating Officer retired effective March 1, 2007, not November 2008. In accordance with Item 402(a)(3), the Company disclosed in the Summary Compensation Table included in its Schedule 14A, filed April 2, 2008, compensation information relating to this officer for the two-year period ended December 31, 2007 and also began disclosing compensation information for the Company’s newly appointed Chief Operating Officer. Pursuant to Item 402(a) of Regulation S-K, the Company was not required to include information relating to its former Chief Operating Officer in its Schedule 14A, filed April 1, 2009.
Comment No. 5: “We note your disclosure that if an officer elects to receive restricted shares for a restriction period of 3 years, this results in a restriction multiple of 1.3 for shares issued by you. However, it appears that both Mr. Holmes and Mr. Bryant elected to receive restricted shares and each received additional shares from you based on a multiple of 1. Please advise or revise your disclosure in future filings to explain this discrepancy.”
Response: As disclosed in footnote #4 to the Grants of Plan-Based Awards Table included in Schedule 14A, filed April 1, 2009, officers may increase the number of shares granted pursuant to the salary deferral plan based on the vesting period that each officer elects. Both Mr. Holmes and Mr. Bryant elected an 8-year vesting period which allows for a multiple of 2.0 for the salary deferred (for example, if an officer is granted 1,000 shares and then elects an 8-year vesting period, the officer would receive the original 1,000 shares plus an additional 1,000 shares, resulting in a total award of 2,000, or 1,000 multiplied by 2.0). As shown in the table to footnote #2 to the Grants of Plan-Based Awards Table, Mr. Holmes and Mr. Bryant received employee elective deferral shares of 5,580 and 1,549, respectively, and based on their 8-year vesting period election, also received company matching shares of 5,580 and 1,549, respectively. We understand this disclosure may be confusing and will clarify in future filings that the restriction multiple applies to the cash amount deferred and not to the equivalent restricted stock award granted in lieu of cash.
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer